UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM SD

Specialized Disclosure Report

CARPENTER TECHNOLOGY CORPORATION

(Exact name of Registrant as specified in its Charter)

Delaware	1-5828	23-0458500
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1735 Market Street, 15th Floor Philadelphia, Pennsylvania	19103
(Address of principal executive offices)	(Zip Code)

James D. Dee	(610) 208-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒                                  Rule 13 p-1 under the Securities Exchange Acts (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2017

BACKGROUND

This Specialized Disclosure Report on Form SD of Carpenter Technology Corporation (“Carpenter”) for the year ended December 31, 2017 is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  Conflict Minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (the “Minerals”).  Please refer to the Rule and to SEC Release No. 34-67716 for other definitions of terms used in this Report.

Carpenter develops, manufactures and distributes cast/wrought and powder metal stainless steels and specialty alloys, including high temperature (iron-nickel-cobalt base), stainless, superior corrosion resistant, controlled expansion alloys, ultra high-strength and implantable alloys, tool and die steels, and other specialty metals as well as titanium alloys.  Carpenter also manufactures and rents down hole drilling tools and components for the oil and gas industry.  Carpenter’s products are used in many major markets, including aerospace and defense, energy, medical, transportation, and industrial and consumer.

Certain Carpenter products may contain the Minerals tungsten, tantalum and/or tin.  Carpenter purchases these Minerals from suppliers as raw materials or as scrap.  As a result of this, Carpenter has performed a Reasonable Country of Origin Inquiry to determine whether any of its Minerals may have originated in the Democratic Republic of the Congo or one of the covered countries under the Rule.

Section 1 — Conflict Minerals Disclosure

Item 1.01                                            Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, Carpenter hereby submits this Specialized Disclosure Report on Form SD for calendar year 2017.

Description of Reasonable Country of Origin Inquiry

The following briefly describes the process Carpenter followed in order to conduct a Reasonable Country of Origin Inquiry.

Carpenter carefully reviewed the Conflict Mineral Rule to determine which Business Units either manufactured or contracted to manufacture products which were subject to the Rule.  Carpenter then surveyed all of its Business Units that were subject to the Rule to determine if any materials necessary to the functionality or production of our products contained the Minerals.  Carpenter was aware that none of its products contained gold, so the focus was on tantalum, tungsten and tin.  Some of Carpenter’s manufactured products did contain materials purchased as raw materials or as scrap containing tantalum, tungsten and tin.

Carpenter identified all of its suppliers from whom it purchased materials containing the Minerals from January 1, 2017 to June 30, 2017.  After excluding purchases deriving from a scrap source in accordance with the Rule, Carpenter sent a survey to each supplier. The supplier surveys were sent in the form of the Conflict Minerals Reporting Template (the “template”), a standardized reporting template developed by the Responsible Minerals Initiative.   The template was developed to facilitate the transfer of information through the supply chain regarding mineral country of origin and identify smelters and refiners which processed the necessary conflict minerals contained in products.  Carpenter received responses from each supplier identified and reviewed the responses to determine where the Minerals were smelted.  Carpenter repeated this process for all materials purchased containing the Minerals from July 1, 2017 through December 31, 2017.

To validate the suppliers’ responses, Carpenter reviewed information available through membership in the Responsible Minerals Initiative association (“RMI”) (previously called the Conflict-Free Sourcing Initiative (“CFSI”)), which conducts audits of smelters.  The RMI, through its Conflict-Free Smelter Program, uses independent third-party audits to certify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.  A list of smelters and refiners that are considered compliant with the Conflict-Free Smelter Program audit protocols, as determined by the RMI, is published on the RMI website.  In addition, as a member of the RMI, Carpenter had access to origin data for each smelter certified by RMI. Carpenter reviewed the origin data assessment from RMI for the smelters identified by suppliers in connection with the template responses received.  For each smelter certified by the RMI and for which origin data could be reviewed, Carpenter determined no further investigation was required. All smelters were certified by the RMI and Carpenter determined no further investigation was required.

Carpenter maintained its Conflict Minerals policy, stating Carpenter’s policy to comply with the Conflict Minerals reporting and disclosure requirements and setting forth Carpenter’s supplier requirements.  Carpenter also has added supplier requirements to its purchase orders and other contracts as well.

As a result of its Reasonable Country of Origin Inquiry, Carpenter has no reason to believe that any of the Minerals it purchased from January 1, 2017 through December 31, 2017 triggered any additional filing requirements.

The steps taken for the Reasonable Country of Origin Inquiry and the results of such inquiry are contained on Carpenter’s publicly available Internet website, which can be reached through the following link: https://www.cartech.com/en/legal/corporate-responsibility.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Carpenter Technology Corporation
(Registrant)

Date: May 8, 2018	/s/ Joseph E. Haniford
Joseph E. Haniford
Senior Vice President and Chief Operating Officer